Exhibit 16.1

April 19, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 13, 2007, to be filed by our former client, Weingarten Realty Investors as it relates to the Savings and Investment Plan for the Employees of Weingarten Realty. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/BDO Seidman, LLP

Cc:  Mr. James W. Crownover, Audit Committee Chair
      Mr. Stephen C. Richter, Executive Vice President and Chief Financial Officer